Form 10-K, Exhibit 13
period 1993-12-31
GTE FLORIDA INC
filed 1994-03-31
CIK 40865

Exhibit 13




                         ANNUAL REPORT TO SHAREHOLDERS

                                       of

                            GTE FLORIDA INCORPORATED

                     For the year ended December 31, 1993

PRESIDENT'S REPORT
- -------------------------------------------------------------------------------
Quiet, uneventful years in the telecommunications industry are a thing of the past. The Information Superhighway . . . the multimedia revolution . . . GTE's own VIVID program - we are entering an era of unprecedented risk and opportunity, and in 1993, GTE Florida proved its readiness to tackle those challenges.

Many important events took place last year, but the highlight was establishing the Florida State Operation as a stand-alone business unit of GTE Telephone Operations.

As competitors continue to encroach into business areas that have been traditionally secure, it is crucial that we focus on enhancing our leadership position in our strongest business arenas. Our new organization recognizes that the Florida market is a unique business environment requiring custom-tailored, carefully crafted telecommunications solutions.


POSITIONING FOR THE COMPETITIVE MARKETPLACE

In addition to being a key market, Florida is the pacesetter for our "process re-engineering" program, an aggressive plan to dramatically improve customer service and streamline operations. The national "Alpha Site" in Sarasota is an excellent forum for employees to test GTE's new, re-engineered processes. The Customer Zone Concept, which gives field technicians greater ownership of their jobs and enhances customer contact, is only one of the successes that made 1993 such an outstanding year for process re-engineering in Florida.


BUILDING THE FUTURE

Central to the success of our process re-engineering efforts and our future success as a company, is our ability to provide advanced, state-of-the-art telecommunications. Over the past four years, we have invested more than $1.2 billion in Florida to upgrade and expand our network. Right now, 96 percent of our access lines are digital; we have 14 fiber rings in place, and we plan to complete nine additional fiber rings by the end of 1994.

 ---------------------------
|                           |
|                           |
|                           |
|                           |
|                           |
|                           |
|                           |
 ---------------------------
Peter A. Daks
President

Despite the challenges of working in a changing environment, our employees remain committed to outstanding quality. For the fifth consecutive year, GTE Florida won the GTE Telephone Operations President's Quality Cup, sharing the award with GTE Pennsylvania. The President's Quality Cup is presented to the business unit ranked highest by its customers for service delivery.


IN TOUCH WITH CUSTOMERS

In line with our commitment to provide our customers with competitive rates and advanced communications, GTE Florida introduced several new products and services in 1993 and expanded others.

The Extended Calling Service program, launched successfully in 1992, was expanded this year to include reduced rates for long-distance calls between New Port Richey and Clearwater, Zephyrhills and Tampa, Tampa and Mulberry, Plant City and Mulberry, and Sarasota and Palmetto.

In April, GTE Florida introduced Express Dialtone in North Tampa's University exchange as part of a field trial to improve service and reduce costs. The program, which allows customers to reach a GTE customer service representative from a non-active residential phone line with the touch of any single-digit number, has since been expanded to the Sarasota area.

GTE Florida's commitment to customer service in 1993 was well-rewarded in the residential and business sales arenas. Time Customer Service, a subsidiary of the Time Magazine Company, named GTE Florida an outstanding vendor for 1993.

GTE Florida also became the first region in which every GTE Phone Mart achieved $1 million in revenue. Four of our 19 stores exceeded the $2 million mark. The Customer Service Order Center had a banner year as well.

GTE Florida employees became more involved in increasing revenue through the Sell One More program, which provides sales incentives for non-sales employees. Sell One More revenues in Florida tripled last year.

In the business market, several major sales stand out, including a large CentraNet R sale to the City of Tampa, a major data services sale to Discount Auto Parts, and a PBX sale to St. Joseph's Health Services.

In July, the International Brotherhood of Electrical Workers (IBEW) members voted to ratify a contract with GTE Florida calling for a ten percent wage increase over three years, plus target incentive payouts. This marks the first time IBEW ratified an agreement with GTE Florida on a first vote and prior to expiration of an existing contract.

Due largely to the one-time restructuring charge and refinancing costs of high-coupon debt, GTE Florida reported a net loss of $35 million.


TAKING CARE OF EMPLOYEES . . .  AND THE COMMUNITY

As part of our commitment to the welfare of our employees and to help hold down health care costs, GTE established two GTE Family Health Centers (FHC) in Florida. With facilities in Tampa and Clearwater, the FHC offers employees in the Tampa Bay area, dependents and retirees cost-effective, high-quality medical care.

Continuing our commitment to improving public education through technology, GTE Florida teamed up with the National Football League to introduce Project PASS in Hillsborough County Schools. This unique, hands-on education program teaches students challenging math concepts by combining the excitement of the NFL with interactive, multimedia technology.

GTE Florida employees reported nearly 66,000 volunteer hours which were matched by almost $278,000 in grants to non-profit organizations through the Company's Volunteer Initiatives Program. The Company also contributed $1.48 million to charitable organizations that help improve the quality of life in West Central Florida.


MEETING THE CHALLENGES

Through a combination of hard work, dedication and teamwork, our employees helped GTE Florida position itself to compete successfully in an era of tremendous change. By continuing to focus on our three primary initiatives - delivering excellent service, at competitive prices, with the best people - GTE Florida is strengthening its position as the market leader. Our employees have demonstrated their ability to turn obstacles into opportunities, and with their support, we look forward to great success in 1994.




PETER A. DAKS
President

 --------------------------------
|                                |
|                                |
|                                |
|                                |
|                                |
|                                |
|                                |
|                                |
|                                |
|                                |
|                                |
 --------------------------------
 EXECUTIVE OFFICES
 One Tampa City Center
 Tampa, Florida 33602

TRANSFER AGENT AND REGISTRAR
GTE Corporation
c/o Bank of Boston
P.O. Box 9191
Boston, Massachusetts 02205-9191

FOR A COPY OF THE 1993 ANNUAL REPORT OF OUR
PARENT COMPANY, PLEASE WRITE TO:
GTE Corporation
One Stamford Forum
Stamford,Connecticut 06904

FOR A COPY OF THE 1993 ANNUAL FORM 10-K
FILED WITH THE SECURITIES AND EXCHANGE
COMMISSION, PLEASE WRITE TO:
GTE Telephone Operations
Financial Reporting
P.O. Box 407, MC INAAACG
Westfield, IN 46074
(317) 896-6464

LEADERSHIP
- --------------------------------------------------------------------------------
Officers

Peter A. Daks
President

James D. Bennett
State Vice President-Sales

Gerald K. Dinsmore
Senior Vice President-Finance and
  Planning

M. Michael Foster
State Vice President-Operations

Fassil Gabremariam
State Vice President-Finance

Donald W. McLeod
State Vice President-External Affairs

Marceil Morrell
State Vice President-General Counsel

David H. Richter
State Vice President-Human Resources

William M. Edwards, III
Controller

Charles J. Somes
Secretary

- --------------------------------------------------------------------------------
Board of Directors

Richard M. Cahill
Vice President-General Counsel
GTE Telephone Operations

Peter A. Daks
President
GTE Florida Incorporated

Gerald K. Dinsmore
Senior Vice President-Finance
  and Planning
GTE Telephone Operations

Michael B. Esstman
Executive Vice President-
  Operations
GTE Telephone Operations

Kent B. Foster
President
GTE Telephone Operations

Thomas W. White
Executive Vice President
GTE Telephone Operations

FINANCIAL REPORT
- --------------------------------------------------------------------------------
Consolidated Statements of Income

Years ended December 31                         1993         1992       1991
- -------------------------------------------------------------------------------
                                                   (Thousands of Dollars)
Operating revenues (a):
  Local network services                   $   537,446 $   498,151 $  450,489
  Network access services                      406,244     425,860    419,628
  Long distance services                        74,646     110,101    161,412
  Equipment sales and services                  91,536      89,436     92,267
  Other                                        101,243     130,993    105,483
- -------------------------------------------------------------------------------
                                             1,211,115   1,254,541  1,229,279
- -------------------------------------------------------------------------------
Operating expenses (b):
  Cost of sales and services                   291,851     263,009    297,799
  Depreciation and amortization                261,562     252,725    250,066
  Marketing, selling, general and
   administrative                              422,436     398,471    391,018
  Restructuring costs                          194,330           _          _
- -------------------------------------------------------------------------------
                                             1,170,179     914,205    938,883
- -------------------------------------------------------------------------------
Net operating income                            40,936     340,336    290,396
- -------------------------------------------------------------------------------
Other (income) deductions:
  Interest expense                              69,529      74,856     79,001
  Other - net                                    3,558         767        (42)
- -------------------------------------------------------------------------------
Income (loss) before income taxes              (32,151)    264,713    211,437
- -------------------------------------------------------------------------------
Income tax expense (benefit)                   (16,924)     98,789     64,162
- -------------------------------------------------------------------------------
Income (loss) before extraordinary charge      (15,227)    165,924    147,275
- -------------------------------------------------------------------------------
Extraordinary charge - early retirement of
  debt (net of income taxes of $11,919)         19,751           _          _
- -------------------------------------------------------------------------------
Net income (loss)                           $  (34,978) $  165,924  $ 147,275
- -------------------------------------------------------------------------------
(a) Includes billings to affiliates of $105,942, $141,134 and $98,530 for the years 1993-1991, respectively.
(b) Includes billings from affiliates of $69,981, $82,574 and $107,382 for the years 1993-1991, respectively.


Consolidated Statements of Reinvested Earnings

- -------------------------------------------------------------------------------
Years ended December 31                       1993        1992      1991
- -------------------------------------------------------------------------------
                                                (Thousands of Dollars)

Balance at beginning of year                $636,740    $585,861   $557,129
Add -
  Net income (loss)                          (34,978)    165,924    147,275
Deduct -
  Cash dividends declared on common stock     70,017     110,788    114,284
  Cash dividends declared on preferred
    stock                                      4,258       4,257      4,259
- -------------------------------------------------------------------------------
BALANCE AT END OF YEAR                      $527,487    $636,740   $585,861
- -------------------------------------------------------------------------------
See Notes to Consolidated Financial Statements.

Consolidated Balance Sheets

December 31                                               1993         1992
- -------------------------------------------------------------------------------
                                                      (Thousands of Dollars)
ASSETS
Current assets:
  Cash                                                 $    6,688   $    5,100
  Accounts receivable
    Customers (including unbilled revenues)               269,538      228,834
    Affiliated companies                                   12,507       15,034
    Other                                                  13,949       12,948
    Allowance for uncollectible accounts                  (25,229)     (19,184)
  Materials and supplies, at average cost                  22,511       21,859
  Deferred income tax benefits                             11,982            _
  Prepayments and other                                     9,648        3,472
- -------------------------------------------------------------------------------
                                                          321,594      268,063
- -------------------------------------------------------------------------------
Property, plant and equipment:
  Original cost                                         3,769,672    3,594,102
  Accumulated depreciation                             (1,205,289)  (1,037,071)
- -------------------------------------------------------------------------------
                                                        2,564,383    2,557,031
- -------------------------------------------------------------------------------
Other assets                                               67,545       59,818
- -------------------------------------------------------------------------------
Total assets                                           $2,953,522   $2,884,912
- -------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Short-term debt                                     $   176,400  $   114,728
  Current maturities of long-term debt                        630        8,225
  Accounts payable                                         60,874       83,120
  Affiliate payables and accruals                          46,528       52,972
  Advanced billings and customer deposits                  28,630       33,053
  Accrued taxes                                                 _       23,002
  Accrued interest                                          9,873       18,597
  Accrued payroll and vacations                            35,648       24,475
  Accrued dividends                                           544        9,404
  Accrued restructuring costs and other                   110,317       13,793
- -------------------------------------------------------------------------------
                                                          469,444      381,369
- -------------------------------------------------------------------------------
Long-term debt                                            747,946      782,843
- -------------------------------------------------------------------------------
Deferred credits:
  Deferred income taxes                                   373,572      362,547
  Deferred investment tax credits                          11,965       18,085
  Restructuring costs and other                           177,723       57,943
- -------------------------------------------------------------------------------
                                                          563,260      438,575
- -------------------------------------------------------------------------------
Shareholders' equity:
  Preferred stock                                          60,096       60,096
  Common stock (23,400,000 shares outstanding)            585,000      585,000
  Other capital                                               289          289
  Reinvested earnings                                     527,487      636,740
- -------------------------------------------------------------------------------
                                                        1,172,872    1,282,125
- -------------------------------------------------------------------------------
Total liabilities and shareholders' equity             $2,953,522   $2,884,912
- -------------------------------------------------------------------------------
See Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

Years ended December 31                       1993         1992        1991
- -------------------------------------------------------------------------------
                                                 (Thousands of Dollars)
Cash flows from operating activities:
  Income (loss) before extraordinary
    charge                                $   (15,227) $  165,924   $  147,275
  Adjustments to reconcile income (loss)
    before extraordinary charge to net cash
    from operating activities:
    Depreciation and amortization             261,562     252,725      250,066
    Restructuring costs                       194,330           _            _
    Deferred income taxes and investment
      tax credits                             (56,802)     32,472        6,044
    Provision for uncollectible accounts       37,309      33,479       16,092
    Change in current assets and current
      liabilities                             (94,226)    (50,593)     (34,277)
    Other - net                                35,084     (39,016)       7,850
- -------------------------------------------------------------------------------
    Net cash from operating activities        362,030     394,991      393,050
- -------------------------------------------------------------------------------
Cash flows from investing activities:
  Capital expenditures                       (275,933)   (253,076)    (293,653)
  Other - net                                   6,375          61        5,131
- -------------------------------------------------------------------------------
    Net cash used in investing
     activities                              (269,558)   (253,015)    (288,522)
- -------------------------------------------------------------------------------
Cash flows from financing activities:
  Long-term debt issued                       396,950           _            _
  Long-term debt retired                      (58,204)    (16,053)     (15,541)
  Early retirement of debt and related
    call premium                             (408,167)          _            _
  Dividends paid to shareholders              (83,135)   (145,079)    (118,411)
  Increase in short-term debt                  61,672      21,628       31,635
- -------------------------------------------------------------------------------
    Net cash used in financing
     activities                               (90,884)   (139,504)    (102,317)
- -------------------------------------------------------------------------------
Increase in cash                                1,588       2,472        2,211
Cash:
  Beginning of year                             5,100       2,628          417
- -------------------------------------------------------------------------------
  End of year                              $    6,688  $    5,100   $    2,628
- -------------------------------------------------------------------------------
See Notes to Consolidated Financial Statements.

Notes To Consolidated Financial Statements

1. Summary of Accounting Policies

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of GTE Florida Incorporated (the Company) and its wholly-owned subsidiary, GTE Communications Corporation (GTECC). All significant intercompany transactions have been eliminated. The Company is a wholly-owned subsidiary of GTE Corporation (GTE).


TRANSACTIONS WITH AFFILIATES

PURCHASES

Certain affiliated companies supply construction and maintenance materials, supplies and equipment to the Company. These purchases amounted to $82.7 million, $74.3 million and $105.3 million for the years 1993-1991, respectively. Such purchases are recorded in the accounts of the Company at cost including a normal return realized by the affiliates.

The Company is billed for printing and other costs for the production of telephone directories, data processing services and equipment rentals, and receives management, consulting, research and development and pension management services from other affiliated companies. These charges amounted to $70.0 million, $82.6 million and $107.4 million for the years 1993-1991, respectively. The amounts charged for these affiliated transactions are based on a proportional cost allocation method which reflects management's best estimate.

REVENUES

The Company has an agreement with GTE Directories Corporation (100% owned by GTE), whereby the Company provides its subscriber lists, billing and collection and other services. Revenues from these services amounted to $105.9 million, $141.1 million and $98.5 million for the years 1993-1991, respectively.


TELEPHONE PLANT

Maintenance and repairs are charged to income as incurred. Additions to, replacements and renewals of property are charged to telephone plant accounts. Property retirements are charged in total to the accumulated depreciation account. No adjustment to depreciation is made at the time properties are retired or otherwise disposed of, except in the case of significant sales of property where profit or loss is recognized.

The Company provides for depreciation on telephone plant over the estimated useful lives of the assets using the straight-line method, based upon rates prescribed by the Federal Communications Commission (FCC) and the Florida Public Service Commission (FPSC). The provisions for depreciation and amortization were equivalent to composite annual rates of 7.3%, 7.4% and 7.4% for the years 1993-1991, respectively.


REGULATORY ACCOUNTING

The Company follows the accounting prescribed by the Uniform System of Accounts of the FCC and the FPSC and Statement of Financial Accounting Standards (SFAS) No. 71, "Accounting for the Effects of Certain Types of Regulation." This accounting recognizes the economic effects of rate regulation by recording costs and a return on investment as such amounts are recovered through rates authorized by regulatory authorities. The Company annually reviews the continued applicability of SFAS No. 71 based upon the current regulatory and competitive environment.


REVENUE RECOGNITION

Revenues are recognized when earned. This is generally based on usage of the Company's local exchange networks or facilities. For other products and services, revenue is recognized when products are delivered or services are rendered to customers.


MATERIALS AND SUPPLIES

Materials and supplies are stated at the lower of cost or market value.


EMPLOYEE BENEFIT PLANS

Effective January 1, 1993, the Company adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." The new standard requires that the expected costs of postretirement benefits be charged to expense during the years that the employees render service. The Company elected to adopt this new accounting standard on the delayed recognition method and commencing January 1, 1993, began amortizing the estimated unrecorded accumulated postretirement benefit obligation over twenty years. Prior to the adoption of SFAS No. 106, the cost of these benefits was charged to expense as paid.

The Company also adopted SFAS No. 112, "Employers' Accounting for Postemployment Benefits," effective January 1, 1993. SFAS No. 112 requires employers to accrue the future cost of benefits provided to former or inactive employees and their dependents after employment but before retirement. Previously, the cost of these benefits was charged to expense as paid. The impact of this change in accounting on the Company's results of operations was immaterial.


INCOME TAXES

Investment tax credits were repealed by the Tax Reform Act of 1986 (the Act). Those credits claimed prior to the Act were deferred and are being amortized over the lives of the properties giving rise to the credits.

As further explained in Note 7, during the fourth quarter of 1992, the Company adopted SFAS No. 109, "Accounting for Income Taxes," retroactive to January 1, 1992. SFAS No. 109 changed the method by which companies account for income taxes. Among other things, the Statement requires that deferred tax balances be adjusted to reflect new tax rates when they are enacted into law. The impact of this change in accounting on the Company's results of operations was immaterial.


FINANCIAL INSTRUMENTS

The fair values of financial instruments other than long-term debt, closely approximate their carrying value. The estimated fair value of long-term debt at December 31, 1993 and 1992, based on either reference to quoted market prices or an option pricing model, exceeded the carrying value by approximately $21 million and $29 million, respectively.


PRIOR YEARS' FINANCIAL STATEMENTS

Reclassifications of prior year data have been made in the financial statements to conform to the 1993 presentation.


2. Restructuring and Merger Costs

Results for 1993 include a one-time pretax restructuring charge of $194.3 million related to the Company's re-engineering plan over the next three years. The re-engineering plan will redesign and streamline processes to improve customer-responsiveness and product quality, reduce the time necessary to introduce new products and services and further reduce costs. The re-engineering plan includes $74.3 million to upgrade or replace existing customer service and administrative systems and enhance network software, $84.0 million for employee separation benefits associated with workforce reductions and $22.7 million primarily for the consolidation of facilities and operations and other related costs.

During 1993, the Company offered various voluntary separation programs to its employees. These programs resulted in a pretax charge of $3.8 million which reduced net income by $2.4 million.

In March 1991, the merger of the Company's parent, GTE, and Contel Corporation (Contel) was consummated. GTE Telephone Operations is in the process of integrating and restructuring the merged operations.

3. Preferred Stock

Cumulative preferred stock, not subject to mandatory redemption, exclusive of amounts held in treasury, as of December 31, 1993 and 1992 is as follows:

                                                     Shares        Amount*
- -------------------------------------------------------------------------------
Authorized
  $  25 par value                                  4,880,000
  $100 par value                                   1,200,000
- -------------------------------------------------------------------------------
                                                   6,080,000
- -------------------------------------------------------------------------------
Outstanding
  $  25 par value -
    $1.30 Series B                                   475,900    $     11,897
    $1.25 Series                                     371,900           9,298
  $100 par value -
      8.16% Series                                   389,010          38,901
- -------------------------------------------------------------------------------
    Total                                          1,236,810    $     60,096
- -------------------------------------------------------------------------------
*Thousands of Dollars

There were no retirements, redemptions or other activity for the years 1993-
1991.

In the event of default in the payment of accrued dividends in an amount equal to the accrued dividends for a period of at least twelve months, each class of preferred shareholders, voting as a class, will be entitled to elect two directors in addition to those directors elected by GTE. Otherwise, the preferred shareholders have no voting rights. The Company is not in arrears in its dividend payments at December 31, 1993.

At December 31, 1993 and 1992, the Company held 3,130 shares as treasury stock.

No shares of preferred stock were reserved for officers and employees, or for options, warrants, conversions or other rights.


4. Common Stock

The authorized common stock of the Company consists of 50,000,000 shares with a par value of $25 per share. All outstanding shares of common stock are held by GTE.

There were no shares of common stock held by or for the account of the Company and no shares were reserved for officers and employees, or for options, warrants, conversions or other rights.

At December 31, 1993, $6.3 million of reinvested earnings was restricted for the payment of cash dividends on common stock under the terms of the Company's Articles of Incorporation.

5. Long-Term Debt

Long-term debt outstanding, exclusive of current maturities, is as follows:

                                                     1993             1992
- -------------------------------------------------------------------------------
                                                     (Thousands of Dollars)

First Mortgage Bonds:
   4-5/8   % Series J, due 1995                     $ 20,000       $ 20,000
   5-3/8   % Series K, due 1996                       16,000         16,000
   6-1/2   % Series L, due 1997                       20,000         20,000
   8-5/    % Series M, due 2000                            _         40,000
   8       % Series N, due 2001 (a)                   45,000         45,000
   7-1/2   % Series O, due 2002                       50,000         50,000
   8-1/8   % Series P, due 2003                            _         50,000
   9-3/8   % Series S, due 2005                            _         50,000
   8-1/4   % Series T, due 2006                            _         50,000
   5-1/4   % Series Y, due 1996                       30,000         30,000
   8-3/4   % Series Z, due 2026                            _        125,000
   7-3/4   % Series AA, due 1996                           _         50,000
   8-3/8   % Series BB, due 2027                      75,000         75,000
  10       % Series CC, due 2028                           _         75,000
   9-5/8   % Series DD, due 2030                      75,000         75,000
- -------------------------------------------------------------------------------
                                                     331,000        771,000
- -------------------------------------------------------------------------------
Debentures:
   6.31% Series A, due 2002                          200,000              _
   7.41% Series B, due 2023                          200,000              _
- -------------------------------------------------------------------------------
                                                     400,000              _
- -------------------------------------------------------------------------------
Promissory Note - Affiliated Company:
   7-3/4% Note payable to GTE Finance
     Corporation, due 1996                            25,000         25,000
Other:
   Various notes and mortgages with
     interest rates ranging from 8-5/8% to 9%
     maturing between 1993 and 1999                      413          1,022
- -------------------------------------------------------------------------------
   Total principal amount                            756,413        797,022
- -------------------------------------------------------------------------------
Discount and premium - net                            (8,467)       (14,179)
- -------------------------------------------------------------------------------
   Total long-term debt                             $747,946       $782,843
- -------------------------------------------------------------------------------
(a) Includes $500,000 payable to GTE Finance Corporation.

All outstanding Series AA, 7-3/4% First Mortgage Bonds were retired in 1993 with proceeds from borrowings of commercial paper.

In November 1993, the Company called $390 million of high-coupon first mortgage bonds with proceeds from commercial paper borrowings. These bonds had coupons ranging from 8-1/8% to 10%. In December 1993, the Company issued $200 million of 6.31% Debentures, due 2002 and $200 million of 7.41% Debentures, due 2023 to refinance these bonds. The cost of calling these bonds is reflected as an extraordinary after-tax charge of $19.8 million in the Consolidated Statements of Income.

The aggregate principal amount of bonds and debentures that may be issued is subject to the restrictions and provisions of the Company's indentures.

None of the securities shown above were held in sinking or other special funds of the Company or pledged by the Company.

Debt discount and premium on the Company's outstanding long-term debt are amortized over the lives of the respective issues.

Maturities, installments and sinking fund requirements for the five-year period from January 1, 1994 are summarized below (in thousands of dollars):

- --------------------------------------------------------
        1994                            $     630
        1995                               20,089
        1996                               71,097
        1997                               20,105
        1998                                  115
- --------------------------------------------------------

Substantially all of the Company's telephone plant is subject to the liens of the indentures under which the bonds listed above were issued


6. Short-Term Debt

The Company finances part of its construction program through the use of interim short-term loans, primarily commercial paper, which are generally refinanced at a later date by issues of long-term debt or equity. Information relating to short-term borrowings is as follows:

                                             1993        1992         1991
- -------------------------------------------------------------------------------
                                                (Thousands of Dollars)
During the year -
  Maximum month-end balance             $  554,125(a)   $ 145,000   $ 100,000
  Average monthly balance               $  170,184      $ 106,863   $  80,037
  Weighted average interest rate (b)          2.85%          3.77%       5.96%
At December 31 -
  Balance outstanding -
    Commercial paper                   $   176,400      $ 114,728   $  93,100
    Average interest rate                     3.28%          3.48%       4.68%
- -------------------------------------------------------------------------------
(a) Includes commercial paper borrowings used to call $390 million of long-term debt in November 1993.
(b) Calculated by dividing the annualized interest expense by the average of the balances of the debt outstanding at the end of each month.

Unused lines of credit of $2.3 billion are available to the Company to support outstanding commercial paper and other short-term financing needs through shared lines of credit with GTE and other affiliates. Most of these arrangements require payment of annual commitment fees of .1% of the unused lines of credit.

7. Income Taxes

The provision (benefit) for income taxes is as follows:

                                              1993         1992         1991
- -------------------------------------------------------------------------------
                                                 (Thousands of Dollars)
Current
  Federal                                $     37,907   $  63,269   $  55,258
  State and local                               1,971       3,048       2,860
- -------------------------------------------------------------------------------
    Total                                      39,878      66,317      58,118
- -------------------------------------------------------------------------------
Deferred
  Federal                                     (47,213)     27,628       3,543
  State and local                              (3,469)     12,419       9,535
- -------------------------------------------------------------------------------
    Total                                     (50,682)     40,047      13,078
- -------------------------------------------------------------------------------
Amortization of deferred
  investment tax credits                       (6,120)     (7,575)     (7,034)
- -------------------------------------------------------------------------------
    Total                                 $   (16,924)  $  98,789   $  64,162
- -------------------------------------------------------------------------------
The components of deferred income tax expense (benefit) are as follows:

                                               1993         1992        1991
- -------------------------------------------------------------------------------
                                                   (Thousands of Dollars)
Depreciation and amortization              $   30,319   $  13,306   $   3,519
Employee benefit obligation                   (14,846)     (2,155)       (402)
Prepaid pension cost                            8,832       5,306       2,194
Restructuring cost                            (69,504)          _           _
Revenues                                          794      17,372       3,573
Other                                          (6,277)      6,218       4,194
- -------------------------------------------------------------------------------
  Total                                   $   (50,682)  $  40,047   $  13,078
- -------------------------------------------------------------------------------

A reconciliation between taxes computed by applying the statutory Federal income tax rate to pretax income and income taxes provided in the Consolidated Statements of Income is as follows:

                                             1993          1992         1991
- -------------------------------------------------------------------------------
                                               (Thousands of Dollars)
Amounts computed at statutory rates      $    (11,253)  $  90,002   $  71,889
  State and local income tax, net of
    Federal income tax benefits                  (989)     10,208       8,181
  Amortization of deferred investment
    tax credits                                (6,120)     (7,575)     (6,838)
  Depreciation of telephone plant
    construction costs previously
    deducted for tax purposes - net             2,316       2,334       2,994
  Rate differentials applied to
    reversing temporary differences            (1,980)     (2,469)     (7,284)
  Other differences - net                       1,102       6,289      (4,780)
- -------------------------------------------------------------------------------
Total provision (benefit)                 $   (16,924)  $  98,789    $ 64,162
- -------------------------------------------------------------------------------

As a result of implementing SFAS No. 109, the Company recorded additional deferred income tax liabilities primarily related to temporary differences which had not previously been recognized in accordance with established rate-making practices. Since the manner in which income taxes are treated for rate-making has not changed, pursuant to SFAS No. 71 a corresponding regulatory asset was also established. In addition, deferred income taxes were adjusted and a regulatory liability established to give effect to the current statutory Federal income tax rate and for unamortized investment tax credits. The net unamortized regulatory liability balances at December 31, 1993 and 1992 amounted to $24.2 million and $54.6 million, respectively, and are reflected as other deferred credits in the accompanying Consolidated Balance Sheets. These amounts are being amortized over the lives of the related depreciable assets concurrent with recovery in rates and in conformance with the provisions of the Internal Revenue Code. The assets and liabilities established in accordance with SFAS No. 71 have been increased for the tax effect of future revenue requirements.

The tax effects of all temporary differences that give rise to the deferred tax liability and deferred tax asset at December 31 are as follows:

                                          1993           1992
- -------------------------------------------------------------------------------
                                         (Thousands of Dollars)
Depreciation and
  amortization                        $   419,979     $   356,683
Employee benefit
  obligations                             (21,300)         (6,454)
Prepaid pension cost                       12,370           3,538
Restructuring
  cost                                    (69,504)              _
Revenues                                   22,384          21,590
Other - net                                (2,339)          3,939
- -------------------------------------------------------------------------------
  Total                               $   361,590     $   379,296
- -------------------------------------------------------------------------------

8. Employee Benefit Plans

RETIREMENT PLANS

The Company has trusteed, noncontributory, defined benefit pension plans covering substantially all employees. The benefits to be paid under these plans are generally based on years of credited service and average final earnings. The Company's funding policy, subject to the minimum funding requirements of U.S. employee benefit and tax laws, is to contribute such amounts as are determined on an actuarial basis to provide the plans with assets sufficient to meet the benefit obligations of the plans. The assets of the plans consist primarily of corporate equities, government securities and corporate debt securities.

The net pension credits for 1993-1991 include the following components:

                                             1993         1992         1991
- -------------------------------------------------------------------------------
                                                 (Thousands of Dollars)
Service cost-benefits earned during
  the period                           $     20,939  $    20,350  $    20,781
Interest cost on projected benefit
  obligations                                44,428       42,338       39,261
Actual return on plan assets               (141,365)     (49,229)    (156,517)
Other - net                                  56,390      (29,843)      88,822
- -------------------------------------------------------------------------------
  Net pension credit                   $    (19,608)  $  (16,384)  $   (7,653)
- -------------------------------------------------------------------------------

The expected long-term rate of return on plan assets was 8.25% for 1993 and 1992 and 8.0% in 1991.

The funded status of the plans at December 31, 1993 and 1992 was as follows:

                                             1993          1992
- -------------------------------------------------------------------------------
                                            (Thousands of Dollars)

Plan assets at fair value               $   904,013    $   887,966
Projected benefit obligation                536,199        554,270
- -------------------------------------------------------------------------------
Excess of assets over projected
  obligation                                367,814        333,696
Unrecognized net transition asset           (67,496)       (84,249)
Unrecognized net gain                      (259,894)      (228,944)
- -------------------------------------------------------------------------------
  Prepaid pension cost                 $     40,424    $    20,503
- -------------------------------------------------------------------------------

The projected benefit obligations at December 31, 1993 and 1992 include accumulated benefit obligations of $401.3 million and $374.4 million and vested benefit obligations of $343.5 million and $315.2 million, respectively.

Assumptions used to develop the projected benefit obligations at December 31, 1993 and 1992 were as follows:
                                                 1993         1992
- -------------------------------------------------------------------------------
Discount rate                                    7.5 %         8.0%
Rate of compensation increase                    5.25%         6.0%


POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

As described in Note 1, effective January 1, 1993, the Company adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions."

Substantially all of the Company's employees are covered under postretirement health care and life insurance benefit plans. The health care benefits paid under the plans are generally based on comprehensive hospital, medical and surgical benefit provisions, while the life insurance benefits are currently based on annual earnings at the time of retirement. The Company funds amounts for postretirement benefits as deemed appropriate from time to time.

The postretirement benefit cost for 1993 includes the following components (in thousands of dollars):
                                                 1993
- --------------------------------------------------------
Service cost-benefits earned
  during the period                             $ 8,581
Interest cost on accumulated
  postretirement benefit
  obligation                                     25,017
Amortization of transition
  obligation                                     15,432
- --------------------------------------------------------
  Postretirement benefit
    cost                                        $49,030
- --------------------------------------------------------

During 1992 and 1991, the cost of postretirement health care and life insurance benefits on a pay-as-you-go basis was $8.0 million and $7.5 million, respectively.

The following table sets forth the plans' funded status and the accrued obligation as of December 31, 1993 (in thousands of dollars):

                                              1993
- --------------------------------------------------------
Accumulated postretire-
ment benefit obligation
attributable to:
  Retirees                                   $173,478
  Fully eligible active
    plan participants                           2,851
  Other active plan
    participants                              156,848
- --------------------------------------------------------
Total accumulated
  postretirement benefit
  obligation                                  333,177
Fair value of plan assets                         194
- --------------------------------------------------------
Excess of accumulated
  obligation over plan assets                 332,983
Unrecognized transition
  obligation                                 (256,701)
Unrecognized net loss                         (33,893)
- --------------------------------------------------------
  Accrued postretirement
    benefit obligation                      $  42,389
- --------------------------------------------------------

The assumed discount rate used to measure the accumulated postretirement benefit obligation was 7.5% at December 31, 1993. The expected long-term rate of return on plan assets was 8.25% for 1993. The assumed health care cost trend rate in 1993 was 13% for pre-65 participants and 9.5% for post-65 retirees, each rate declining on a graduated basis to an ultimate rate in the year 2004 of 6%. A one percentage point increase in the assumed health care cost trend rate for each future year would have increased 1993 costs by $5.6 million and the accumulated postretirement benefit obligation at December 31, 1993 by $45.4 million.

During 1993, the Company made certain changes to its postretirement health care and life insurance benefits for non-union employees that are effective January 1, 1995. These changes include, among others, newly established limits to the Company's annual contribution to postretirement medical costs and a revised sharing schedule based on a retiree's years of service. The net effect of these changes reduced the accumulated benefit obligation at December 31, 1993 by $46.0 million.


SAVINGS PLANS

The Company sponsors savings plans under section 401(k) of the Internal Revenue Code. The plans cover substantially all full-time employees. Under the plans, the Company provides matching contributions in GTE common stock based on qualified employee contributions. Matching contributions charged to income were $5.4 million, $6.0 million and $5.7 million in the years 1993-1991, respectively.

9. Commitments and Contingencies

The Company's anticipated construction costs for 1994 are approximately $300 million, for which the Company had substantial purchase commitments as of December 31, 1993.

The Company has noncancelable lease contracts covering certain buildings, office space and equipment. The lease contracts contain varying renewal options for terms up to 17 years. The majority of the amount remaining after 1996 is related to the lease of the Company's headquarters building at One Tampa City Center.

Minimum rental commitments for non-cancelable leases for periods subsequent to December 31, 1993 are as follows (in thousands of dollars):

         1994                                     $10,642
         1995                                       9,271
         1996                                       8,408
         1997                                       8,215
         1998                                       7,354
         Thereafter                                29,419
   --------------------------------------------------------
         Total minimum rental
           commitments                            $73,309
   --------------------------------------------------------

The total amount of rents charged to expense was $21.8 million, $22.0 million and $22.0 million for the years 1993-1991, respectively.

10. Regulatory Matters

The Company is subject to regulation by the FCC for interstate business and the FPSC with respect to intrastate operations.


INTRASTATE SERVICES

The Company provides long distance services within designated geographic areas called Local Access and Transport Areas (LATAs) or as a provider of long distance services directly to the customers in their exchanges. The FPSC has approved extended area calling plans for certain intraLATA long distance routes. Under these plans, residential customers will pay a flat rate per message and business customers will pay a reduced rate per minute for these calls. Revenues from calls under the extended area calling plans are classified as local network services.

On January 21, 1993, the FPSC issued an order effective January 6, 1993 to reduce rates $14.5 million on a permanent basis. This order established a midpoint return on equity of 12.2% for 1993 and beyond for all state ratemaking purposes. The Company filed a motion for reconsideration of the rate order and the Commission lowered the rate reduction by $0.8 million. The Company has subsequently filed an appeal of various aspects of the FPSC's rate case decision with the Florida State Supreme Court. Oral arguments were heard by the Court on January 31, 1994. It is not possible to determine the outcome of this proceeding at this time.


INTERSTATE SERVICES

For the provision of interstate services, the Company operates under the terms of the FCC's price cap incentive plan. The "price cap" mechanism serves to limit the rates a carrier may charge, rather than just regulating the rate of return which may be achieved. Under this approach, the maximum price that the local exchange carrier (LEC) may charge is increased or decreased each year by a price index based upon inflation less a predetermined productivity target. LECs may within certain ranges price individual services above or below the overall cap.

As a safeguard under its new price cap regulatory plan, the FCC has also adopted a productivity sharing feature. Because of this feature, under the minimum productivity-gain option, the Company must share equally with its ratepayers any realized interstate return above 12.25% up to 16.25%, and all returns higher than 16.25%, by temporarily lowering prospective prices. During 1994, the FCC is scheduled to review the LEC price cap plan to determine whether it should be continued or modified.

In 1992, the Company's rates were voluntarily reduced by $7.1 million effective July 1, 1992, $2.2 million effective July 17, 1992, $14.0 million effective October 2, 1992 and $6.4 million effective December 15, 1992.


SIGNIFICANT CUSTOMER

Revenues received from AT&T include amounts for access, billing and collection and interexchange leased facilities during the years 1993-1991 under various arrangements and amounted to $184.5 million, $206.7 million and $211.9 million, respectively.

11. Supplemental Cash Flow Disclosures

Set forth below is information with respect to changes in current assets and current liabilities, and cash paid for interest and income taxes:

                                               1993        1992         1991
- -------------------------------------------------------------------------------
                                                  (Thousands of Dollars)
(Increase) decrease in current
  assets:
  Accounts receivable - net               $   (70,442)  $ (73,858)  $  (48,818)
  Materials and supplies                         (652)      7,420       (3,705)
  Other current assets                         10,572         834          288

Increase (decrease) in current
  liabilities:
  Accounts payable                            (22,246)     28,599       (8,509)
  Affiliate payables and accruals              (6,444)     14,590       (1,983)
  Advanced billings and customer
    deposits                                   (4,423)     (3,082)       2,498
  Accrued liabilities                          (9,113)     (5,180)       2,181
  Other                                         8,522     (19,916)      23,771
- -------------------------------------------------------------------------------
    Total                                  $  (94,226)  $ (50,593)  $  (34,277)
- -------------------------------------------------------------------------------
Cash paid during the year for:
  Interest                                 $   75,776   $  72,272   $   80,435
  Income taxes                                 30,629      63,791       62,308

12. Quarterly Financial Data (Unaudited)

Summarized 1993 and 1992 quarterly financial data is as follows:

                                Operating     Net Operating
                                 Revenues        Income      Net Income
- -------------------------------------------------------------------------------
                                               (Thousands of Dollars)
1993
  First Quarter                 $   286,125     $  60,936    $  27,810
  Second Quarter                    309,939        58,545       26,252
  Third Quarter (a)                 294,600        51,770          844
  Fourth Quarter (b)                320,451      (130,315)     (89,884)
- --------------------------------------------------------------------------------
    Total                        $1,211,115     $  40,936    $ (34,978)
- -------------------------------------------------------------------------------
1992
  First Quarter                 $   309,417     $  82,715    $  41,575
  Second Quarter                    306,036        71,753       35,518
  Third Quarter (c)                 330,324       101,110       53,827
  Fourth Quarter                    308,764        84,758       35,004
- -------------------------------------------------------------------------------
    Total                        $1,254,541     $ 340,336     $165,924
- -------------------------------------------------------------------------------
(a) Net income includes a $19.8 million extraordinary charge for the early retirement of debt. Income before extraordinary charge is $20.6 million.
(b) Net operating income includes a $194.3 million pretax charge for restructuring costs which reduces net income by $119.7 million.
(c) Reflects increased directory advertising revenue. In late 1991, the Company began recognizing the full year impact of directory advertising revenue on the publication date as opposed to the previous recognition of revenue as billed over a twelve-month period. A significant portion of the Company's directories are published during the third quarter.

Report of Independent Public Accountants

To the Board of Directors and Shareholders of GTE Florida Incorporated:

We have audited the accompanying consolidated balance sheets of GTE Florida Incorporated (a Florida corporation and wholly-owned subsidiary of GTE Corporation) and subsidiary as of December 31, 1993 and 1992, and the related consolidated statements of income, reinvested earnings and cash flows for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GTE Florida Incorporated and subsidiary as of December 31, 1993 and 1992, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles.

As discussed in Note 1 to the financial statements, effective January 1, 1993, the Company changed its method of accounting for postretirement benefits other than pensions. Also as discussed in Note 1, effective January 1, 1992, the Company changed its method of accounting for income taxes.





                                                       ARTHUR ANDERSEN & CO.
Dallas, Texas
January 28, 1994.

Management Report

To Our Shareholders:

The management of the Company is responsible for the integrity and objectivity of the financial and operating information contained in this Annual Report, including the consolidated financial statements covered by the Report of Independent Public Accountants. These statements were prepared in conformity with generally accepted accounting principles and include amounts that are based on the best estimates and judgments of management.

The Company has a system of internal accounting controls which provides management with reasonable assurance that transactions are recorded and executed in accordance with its authorizations, that assets are properly safeguarded and accounted for, and that financial records are maintained so as to permit preparation of financial statements in accordance with generally accepted accounting principles. This system includes written policies and procedures, an organizational structure that segregates duties, and a comprehensive program of periodic audits by the internal auditors. The Company has also instituted policies and guidelines which require employees to maintain the highest level of ethical standards.





PETER A. DAKS
President





GERALD K. DINSMORE
Senior Vice President-Finance and
  Planning

Management's Discussion and Analysis of
Financial Condition and Results of Operations

BUSINESS OPERATIONS

GTE Florida Incorporated (the Company), a wholly-owned subsidiary of GTE Corporation, provides local exchange access and long distance services in 24 exchanges on the central-west coast of Florida and serves approximately 2 million access lines in its operating territory.


RESULTS OF OPERATIONS

Net income decreased $201 million for the year ended December 31, 1993 compared to the same period in 1992. The 1993 results include a one-time restructuring charge of $120 million, net of tax, related primarily to a re-engineering plan. The re-engineering plan will design and streamline processes in order to improve customer-responsiveness and product quality, reduce the time necessary to introduce new products and services and reduce costs. The results also include an extraordinary charge of $20 million, net of tax, related to the early extinguishment of debt. In November 1993, the Company called several issues of high-coupon first mortgage bonds. These bonds were refinanced in December 1993 on a long-term basis at lower current interest rates.

Excluding the above charges, net income decreased 37% or $61 million in 1993. Net income increased 13% or $19 million in 1992. The 1993 decrease reflects the impact of the adoption of SFAS No. 106 "Employers' Accounting for Postretirement Benefits Other Than Pensions" effective January 1, 1993 and lower operating revenues due to voluntary rate reductions in an ongoing effort to price services more competitively. Increased operating revenues due to customer growth and reduced operating expenses and interest led to the increase in net income in 1992. This was partially offset by higher income taxes.

Local network service revenues, which are comprised mainly of fees charged to customers for providing local exchange service, increased 8% or $39 million for 1993 and 11% or $48 million for 1992. Local revenues increased both years due to customer growth experienced through access line gain. The increases were also due to an expansion of local calling zones in March 1992 with a related decrease reflected in long distance revenues. Revenues in 1993 also increased due to increased CentraNet R sales and nonrecurring billings. Increased usage of custom calling and other enhanced features contributed to the 1992 increase.

Network access service revenues represent the local telephone companies' charge to end users for access to the facilities of long distance carriers and the charge to long distance carriers for interconnection to local facilities. Revenues derived from network access services decreased 5% or $20 million for 1993 and increased 1% or $6 million during 1992. The 1993 decrease is primarily the result of voluntary reductions in interstate rates in an ongoing effort to price services more competitively. In 1992, the Company's interstate rates were voluntarily reduced by $7 million effective July 1, 1992, $2 million effective July 17, 1992, $14 million effective October 2, 1992 and $6 million effective December 15, 1992. A reduction in revenues received from pooling arrangements with the National Exchange Carrier Association also contributed to the decline in 1993. Offsetting the decline in 1993 and contributing to the 1992 increase were increased network usage and access line growth.

The Company's revenues for long distance services from designated geographical areas are provided from customer billings as well as settlement arrangements with various telephone companies. Long distance service revenues decreased 32% or $35 million in 1993 and decreased 32% or $51 million in 1992. These decreases reflect the expansion of local calling zones which were offset by increases in local network service revenues, as mentioned above. A restructuring of private line tariffs and a reduction in end user toll rates, both due to the Florida Public Service Commission rate case order dated January 21, 1993, also contributed to the 1993 decrease. An unfavorable pooling settlement also contributed to the 1992 decrease.

Equipment sales and services revenues increased 2% or $2 million for 1993 and decreased 3% or $3 million in 1992. The 1993 increase is due to increased sales of single-line telephones and voice messaging services partially offset by lower installation revenue. The 1992 decrease was due to a reduction in billing and collection revenues due to lower contract rates with AT&T. The 1992 results were also impacted by lower equipment sales, including private branch exchanges, partially offset by higher installation revenues.

Other operating revenues decreased 23% or $30 million for 1993 and increased 24% or $26 million in 1992. The 1993 decrease is due to lower directory advertising revenues. The 1992 increase was due to the reduction of a revenue reserve. This increase was partially offset by increased provisions for uncollectible accounts.

Cost of sales and services increased 11% or $29 million in 1993 and decreased 12% or $35 million in 1992. The 1993 increase reflects costs associated with the adoption of SFAS No. 106 effective January 1, 1993. As a result of the adoption of the new standard, cost of sales and services increased $23 million. Partially offsetting these increases is lower software right-to-use fees. The 1992 decrease reflected lower maintenance costs due to the benefits of ongoing quality programs, modernization of local network and increased efficiencies in labor.

Depreciation and amortization expense increased 3% or $9 million in 1993 compared to a 1% or $3 million increase in 1992. The 1993 increase is the result of an increase in plant activity and a rate order increase that was effective January 15, 1993. The 1992 increase was the result of a rate order increase that was effective January 1, 1992.

Expenses for marketing, selling, general and administrative costs increased 6% or $24 million in 1993 compared to a 2% or $7 million increase in 1992. The 1993 increase reflects costs of $9 million associated with the adoption of SFAS No. 106. In addition, costs increased due to a one-time charge of $4 million associated with the enhanced early retirement and voluntary separation programs offered to employees during the second quarter of 1993. The 1992 increase was partially due to increased severance pay associated with headcount reductions and increased expenses for billing and collection from customer operations and lower data processing costs. The 1992 increase was partially offset by reduced labor and benefit costs associated with the reduction in headcount and cost control.

Restructuring costs reflect a one-time charge related to the Company's re-engineering plan over the next three years. The re-engineering plan will redesign and streamline processes in order to improve customer-responsiveness and product quality, reduce the time necessary to introduce new products and services, resulting in cumulative savings in excess of the one-time charge. The re-engineering plan includes $74 million to upgrade or replace existing customer service and administrative systems and enhance network software, $84 million for employee separation benefits associated with workforce reductions and $23 million primarily for the consolidation of facilities and operations and other related costs. The charge for employee separation benefits includes $23 million related to the recognition of previously deferred postretirement health and life insurance costs for separating employees.

Interest expense decreased 7% or $5 million in 1993 and 5% or $4 million in 1992. The 1993 and 1992 decreases are primarily attributable to lower long-term debt levels and a decline in average rates on short-term debt.

Income taxes decreased $116 million in 1993 and increased $35 million in 1992. The decrease in 1993 is primarily due to decreases in pretax income. The increase in 1992 was primarily due to higher pretax income, lower reversal of tax rate differentials on deferred tax balances, and the impact on nonregulated operations of implementing SFAS No. 109 which accounted for $6 million of the increase.


CAPITAL RESOURCES AND LIQUIDITY

Management believes that the Company has adequate internal and external resources available to meet ongoing operating requirements for construction of new plant, modernization of facilities and payment of dividends. The Company generally funds its construction program from operations although external financing is available. Short-term borrowings can be obtained through commercial paper borrowings or borrowings from GTE. In addition, a $2.3 billion line of credit is available to the Company through shared lines of credit with GTE and other affiliates to support short-term financing needs.

The Company's primary source of funds during 1993 was cash flow from operations of $362 million compared to $395 million for the same period in 1992. The decrease primarily reflects lower revenues due to rate reductions.

Capital expenditures represent a significant use of funds during 1993 and 1992 reflecting the Company's continued growth in access lines and modernization of current facilities and introduction of new products and services. Cash requirements to implement the re-engineering plan are expected to be largely offset by cost savings. The Company's capital expenditures during 1993 were $276 million compared to $253 million during the same period in 1992. The Company's anticipated construction costs for 1994 are approximately $300 million.

Cash used for financing activities was $91 million in 1993 compared to $140 million in 1992. This included dividend payments of $83 million in 1993 compared to $145 million in 1992. External financing included short-term debt borrowings of $62 million in 1993 to supplement funds from operations and to retire $58 million of long-term debt in 1993 compared to $16 million in 1992. In addition, in November 1993, the Company called $390 million of high-coupon first mortgage bonds with proceeds from commercial paper borrowings. These bonds have coupons ranging from 8.125% to 10%. The cost of calling these bonds is reflected as an extraordinary after-tax charge of $20 million in the Consolidated Statements of Income. In December 1993, the Company issued $200 million of 6.31% Debentures, due 2002 and $200 million of 7.41% Debentures, due 2023 to refinance these bonds.


COMPETITION AND REGULATORY TRENDS

The year was marked by important changes in the U.S. telecommunications industry. Rapid advances in technology, together with government and industry initiatives to eliminate certain legal and regulatory barriers are accelerating and expanding the level of competition and opportunities available to the Company. As a result, the Company faces increasing competition in virtually all aspects of its business. Specialized communications companies have constructed new systems in certain markets to bypass the local-exchange network. Additional competition from interexchange carriers as well as wireless companies continues to evolve for both intrastate and interstate communications.

Implementation of its re-engineering plan will allow the Company to continue to respond aggressively to these competitive and regulatory developments through reduced costs, improved service quality, competitive prices and new product offerings. Moreover, implementation of this program will position the Company to accelerate delivery of a full array of voice, video and data services. During the year, the Company continued to introduce new business and consumer services utilizing advanced technology, offering new features and pricing options while at the same time reducing costs and prices.

In 1993, GTE also continued to make progress in advanced telecommunications technology. In Tampa, Florida, GTE concluded the largest market trial of residential personal communication services (PCS)in the United States. The knowledge and experience gained during this trial will enhance GTE's ability to compete in this emerging market. During 1993, the Federal Communications Commission (FCC) announced its decision to auction licenses during 1994 in 51 major markets and 492 basic trading areas across the United States to encourage the development of a new generation of wireless PCS. These services will both complement and compete with the Company's traditional wireline services. The Company will be permitted to fully participate in the license auctions in areas outside of GTE's existing cellular service areas. Limited participation will be permitted in areas in which GTE has an existing cellular presence.

In 1992, the FCC issued a "video dialtone" ruling that allows telephone companies to transmit video signals over their networks. The FCC also recommended that Congress amend the Cable Act of 1984 to permit telephone companies to supply video programming in their service areas.

Activity directed toward changing the traditional cost-based rate of return regulatory framework for intrastate and interstate telephone services has continued. Legislative activity to change the Florida regulatory scheme is expected to evolve within the next year. The Company is continuing to pursue favorable pricing arrangements through the FPSC.

In September 1993, the FCC released an order allowing competing carriers to interconnect to the local-exchange network for the purpose of providing switched access transport services. This ruling complements similar interconnect arrangements for private line services ordered during 1992. The order encourages competition for the transport of telecommunications traffic between local exchange carriers' (LECs) switching offices and interexchange carrier locations. In addition, the order allows LECs flexibility in pricing competitive services.

These and other actions to eliminate existing legal and regulatory barriers, together with rapid advances in technology, are facilitating a convergence of the computer, media and telecommunications industries. In addition to allowing new forms of competition, these developments are also creating new opportunities to develop interactive communications networks. The Company supports these initiatives to assure greater competition in telecommunications, provided that overall the changes allow an opportunity for all service providers to participate equally in a competitive marketplace under comparable conditions.

The Company follows the accounting for regulated enterprises prescribed by Statement of Financial Accounting Standards No. 71, "Accounting for the Effects of Certain Types of Regulation" (SFAS No. 71). In general, SFAS No. 71 requires companies to depreciate plant and equipment over lives approved by regulators. It also requires deferral of certain costs and obligations based upon approvals received from regulators. In the event that recoverability of these costs becomes unlikely or uncertain, whether resulting from actual or anticipated competition or specific regulatory, legislative or judicial actions, continued application of SFAS No. 71 would no longer be appropriate. If the Company no longer qualifies for the provisions of SFAS No. 71, the financial effects of the required accounting change (which would be non-cash) could be material.


INFLATION

The Company's management generally does not believe inflation has a significant impact on the Company's earnings. However, increases in costs or expenses not otherwise offset by increases in revenues could have an adverse effect on earnings.

Selected Financial Data
                                                    1993         1992         1991         1990        1989
- --------------------------------------------------------------------------------------------------------------
                                                          (Thousands of Dollars)
Selected Income Statement Items (a)
Total operating revenues                      $1,211,115   $1,254,541   $1,229,279   $1,222,311  $1,230,955
Total operating expenses                       1,170,179      914,205      938,883      925,135     997,082
- --------------------------------------------------------------------------------------------------------------
Net operating income                              40,936      340,336      290,396      297,176     233,873
Interest expense                                  69,529       74,856       79,001       72,992      71,675
Other - net                                        3,558          767          (42)          49       2,089
Income tax expense (benefit)                     (16,924)      98,789       64,162       60,784      27,618
- --------------------------------------------------------------------------------------------------------------
Income (loss) before extraordinary charge        (15,227)     165,924      147,275      163,351     132,491
Extraordinary charge                              19,751            _            _            _           _
- --------------------------------------------------------------------------------------------------------------
Net income (loss)                             $  (34,978)  $  165,924   $  147,275   $  163,351  $  132,491
- --------------------------------------------------------------------------------------------------------------
Dividends declared on common stock            $   70,017   $  110,788   $  114,284   $  113,891 $    93,940
Dividends declared on preferred stock              4,258        4,257        4,259        4,283       4,283
- --------------------------------------------------------------------------------------------------------------
                                                                        (Thousands of Dollars)

Selected Balance Sheet Items
Investment in property, plant and
  equipment - net                             $2,564,383   $2,557,031   $2,537,176   $2,499,815  $2,396,451
Total assets                                   2,953,522    2,884,912    2,796,729    2,733,298   2,634,444
Long-term debt                                   747,946      782,843      804,165      803,888     745,029
Common stock, reinvested earnings
  and other capital                            1,112,776    1,222,029    1,171,150    1,142,418   1,082,214
- --------------------------------------------------------------------------------------------------------------
Selected Statistics
Access lines                                   1,978,220    1,904,302    1,832,059    1,801,081   1,759,429
Access line gain                                  73,918       72,243       30,978       41,652     135,435
Net investment in property, plant
  and equipment per access line               $    1,296   $    1,343   $    1,385    $   1,388   $   1,362
Number of employees                                8,210        8,637        8,850        9,464      10,268
Access lines per employee                            241          220          207          190         171
Gross plant additions (thousands)             $  275,933   $  253,076   $  293,653    $ 350,716   $ 368,109
- --------------------------------------------------------------------------------------------------------------
(a) Per share data is omitted since the Company's common stock is 100% owned by
    GTE Corporation.

